Delisting Determination, The Nasdaq Stock Market, LLC,
September 14, 2022,  Allena Pharmaceuticals, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Allena Pharmaceuticals, Inc., effective at the opening of the trading session on September 26, 2022.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(1). The Company was notified of the Staff determination on August 23, 2022. The Company appealed the determination to a Hearing Panel on August 30, 2022. On September 2, 2022, the Company filed a voluntary petition for relief under the provisions of Chapter 11 of Title 11 of the United States Code. On September 6, 2022, the Company infomed of its decision to withdraw its appeal before a decision was rendered by the Panel. The Staff determination to delist the Company common stock became final on September 8, 2022.